

ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

082-03470

6th January, 2009

The Manager	The Dy. General Manager	The Secretary
Listing Department	Corporate Relationship Dept.	The Calcutta Stock
National Stock Exchange	Bombay Stock Exchange Ltd.	Exchange Association Ltd.
of India Ltd.	1st floor, New Trading Ring	7, Lyons Range
Exchange Plaza,	Rotunda Building, P. J. Towers	Kolkata 700 001
Plot No. C-1, G Block	Dalal Street, Fort	
Bandra-Kurla Complex	Mumbai 400 001	
Bandra (East)		
Mumbai 400 051		



09045107

SUPPL

Dear Sirs,

In terms of Clause 41 of the Listing Agreement, we write to advise that a Meeting of the Board of Directors of the Company has been convened for Monday, the 19th January, 2009, *inter alia*, to consider and approve the unaudited financial results of the Company for the Quarter and Nine months ended 31st December, 2008.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

FMCG • HOTELS • PAPERBOARDS & PACKAGING • AGRI-BUSINESS • INFORMATION TECHNOLOGY
Visit us at www.itcportal.com


ITC Limited

✓ cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

